Contacts:
Peter Cauley	Suzanne Wintrob
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 173
pcauley@datamirror.com	swintrob@datamirror.com

FOR IMMEDIATE RELEASE

DataMirror iCluster 2.2 redefines iSeries High Availability

Improved monitoring, unprecedented transaction replication
help large enterprises achieve lower cost of ownership

TORONTO and SANTA CLARA, Calif. - (December 5, 2005) - DataMirror® (TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, today unveiled DataMirror iCluster 2.2, the latest release of DataMirror’s complete high availability and disaster recovery solution for business applications running in the IBM i5 (iSeries) environment. iCluster 2.2 includes numerous performance, functional and usability enhancements that further improve system scalability, reliability and integrity of iSeries high-availability environments while reducing total cost of ownership.

“The increased functionality and scalability of iCluster 2.2 ensures enterprise customers have the most powerful and flexible high availability solution on the market today, one that will meet their disaster recovery needs now and well into the future,” said Herman Wallenburg, Chief Scientist, DataMirror.

iCluster 2.2 Highlights

iCluster, which has been granted IBM iSeries HA/CO (High Availability/Continuous Operations) VAE status, provides large enterprises with continuous availability of business applications, disaster avoidance and protection, and improved application system performance and response times.

Among the powerful new features of iCluster 2.2:

•
Centralized monitoring graphical user interface (GUI) - Administrators can monitor replication simultaneously on both the primary and backup systems, as well as start and stop replication jobs, all within a single interface. The result: easier administration and lower cost of ownership;

•	Enhanced object management - Administrators can conveniently configure multiple objects to be refreshed as a group to the backup system without the overhead of journaling;

•	Simple global level commands- Administrators can now start, stop, set starting positions and switch over of multiple object sets quickly and easily using simple global level commands;

•
Enhanced support for remote and local journaling - iCluster 2.2 offers full support for IFS and LOBs in remote journaling environments, remote journal cleanup, and automatically manages remote journal status. Customers can seamlessly configure their high availability environments to support remote and/or local journaling depending on their requirements; and,

•
Enhanced sync-check functionality - Improved checks for synchronization status of triggers, files, IFS objects and data queues ensure data integrity so users have the confidence that their source and target systems match.

For more information about iCluster, visit www.datamirror.com/products/icluster.

About DataMirror

DataMirror (TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

More than 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada, and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror, iCluster and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.